SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (Also Admitted in England & Wales)

* (Also Admitted in New York)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ————— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 16, 2021

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMTD Digital Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

April 16, 2021

Financial Statements

In this submission, the Company has included its audited consolidated financial statements and selected financial information as of April 30, 2019 and 2020 and for each of the two years ended April 30, 2020, which was prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

*        *         *

Draft Registration Statement

Securities and Exchange Commission

April 16, 2021

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Robert Lui, partner at Deloitte Touche Tohmatsu, by telephone at +852 2852-6324 or via email at rolui@deloitte.com.hk. Deloitte Touche Tohmatsu is the independent registered public accounting firm of the Company.

Very truly yours,
/s/ Z. Julie Gao
Z. Julie Gao

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Director and Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Robert Lui, Partner, Deloitte Touche Tohmatsu

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP